KW A 3/12

15048523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Standard Life Investments Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 34th Floor
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino 646-589-8100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jay D. Levy CPA
(Name -- *if individual, state last, first, middle name*)

C/O CohnReznick LLP 1212 Avenue of the Americas, New York, NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Walter Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Standard Life Investment Securities, LLC, as of 31-Dec ,2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO-SLIS

Title

Notary Public

NANCY KRAUSE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 12, 2020

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Standard Life Investments Securities, LLC
Index
December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Member of Standard Life Investments Securities, LLC

We have audited the accompanying statement of financial condition of Standard Life Investments Securities, LLC (A Wholly-Owned Subsidiary of Standard Life Investments (USA) Limited and a Delaware Limited Liability Company) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
February 27, 2015

Standard Life Investments Securities, LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash	$	345,556
Receivable from affiliate		19,796
Prepaid expenses		11,901
Total assets	$	377,253
Liabilities and Member's Equity		
Liabilities, accounts payable and other accrued expenses	$	32,498
Total liabilities		32,498
Member's equity		344,755
Total liabilities and member's equity	$	377,253

The accompanying notes are an integral part of these financial statements.

1. Organization

Standard Life Investments Securities, LLC (the "Company") is a wholly-owned subsidiary of Standard Life Investments (USA) Limited ("SLIUSA," or "Affiliate," or "Parent"). The Company is a limited liability company established in the state of Delaware on March 2, 2011. The Company is a limited purpose broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities Exchange Commission ("SEC") and acts as a placement agent for Private Placement Securities managed by SLIUSA.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements were approved by management and available for issuance through the date of the financial statements. Subsequent events have been evaluated through this date.

Cash

The Company considers all highly liquid investments with maturity of three months or less at the time of acquisition to be cash equivalents. Cash consists of cash in banks, primarily held at one financial institution and at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are stated at their net realizable value, which represents the account balance less an allowance for balances not fully collectible. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. In addition, in certain cases management may determine that collection will not be realized, in which case either a direct charge-off is recorded or the allowance previously established is relieved.

Revenue Recognition

The Company recognizes revenues in accordance with ASC Topic 605, "Revenue Recognition", which stipulates that revenue generally is realized, or realizable and earned, once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed or determinable and collectability is assessed as probable. If a service is rendered on a contingent fee basis, revenues are recognized upon satisfaction of the contingency. For the year ended December 31, 2014, the Company's revenues were derived from services performed on behalf of an Affiliate.

Income Taxes

The Company files its Federal and State income tax returns in consolidation with the Parent. The amount of income tax expense allocated to the Company by the Parent represents Federal and State income taxes attributable to the income generated by the Company.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. Related Party

The Company entered into a placement agreement with SLIUSA. The Company also entered into a management services agreement with the Affiliate whereby the related party provides certain administrative services, office space, and facilities related services in exchange for a payment on a monthly basis, by the Company. At December 31, 2014, the net balance due from Affiliate of approximately $19,800 is due on demand without interest.

4. Net Capital Requirements

As a FINRA registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $313,058, which was $308,058 above its required net capital of the greater of $5,000 or 6-2/3% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 9.65 to 1 at December 31, 2014.

5. Concentrations of Credit Risk

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

For the year ended December 31, 2014, 100% of the Company's revenue was from one customer (SLIUSA).

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "*Special Reserve Bank Account for the Exclusive Benefit of Customers*